

July 26, 2013

BY EMAIL

John L. Reizian, Esq.
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103

      Re: Lincoln Life Flexible Premium Variable Life Account R
              Lincoln National Life Insurance Company ("Lincoln National")
              Initial Registration Statements on Form N-6
              <u>Filing No.: 333-188891</u>

Dear Mr. Reizian:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on May 28, 2013. Based on our review, we have the following comments. Unless otherwise specified, page numbers refer to the courtesy marked copy of the registration statement.

1. **General Comments**

   Please explain supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees.

2. **Cover Page and Defined Terms**

   a. Please confirm supplementally that the contract names on the front cover pages of the prospectuses are and will continue to be the same as the EDGAR class identifiers.

   b. Please add to the cover page information about the risks of the policy similar to that contained on page four of the prospectus: the investor is looking to the financial strength of the company for fulfillment of the contractual promises and guarantees, including those related to death benefits.

   c. Multiple capitalized terms such as Full Surrender and Rider Accumulation Value are not contained in the glossary of terms or defined prior to first use. Moreover, these terms are not consistently presented in their capitalized form. Please add definitions for capitalized terms prior to first use or add them to the glossary and ensure that the terms are consistently used in their capitalized form. Please survey the registration statements for capitalized defined terms that are similarly not defined and ensure that they are consistently and appropriately defined.

3. **Missing Data** (*e.g.*, pp. 6-9)

Please provide all required data currently missing from the registration statement, *e.g.*, the charges for representative insured on pages 6-9, in a pre-effective amendment.

4. **Fee Table**

a. The fee table on page 7 indicates that the administrative fee will vary based upon a representative insured. Please explain supplementally why administrative fees vary based upon the characteristics of a representative insured.

b. Please consider expressing charges (other than flat fees) consistently as either a percentage or on a per $1,000 basis.

5. **Transfers** (p. 26)

Please revise the last sentence of this section and any other reference to a 4 pm cut off time for transfers and other financial requests to refer instead to the close of regular trading on the NYSE (generally 4 pm eastern time).

6. **No-Lapse Enhancement Rider** (pp. 36-42)

a. The disclosure addressing the No-Lapse Enhancement Rider is complex and confusing. This section discusses, among other things, the methods for calculating the No-Lapse Value and Reset Account Value, which are provisions of the rider. The disclosure about these methods contains complex discussions of the methods for calculating these values using a number of reference rates and formulae. Please consider streamlining this section by separating the discussion of such methodologies, reference rates, and reference fees that are used only for computation purposes from the salient points about how the rider operates. Consider the use of an appendix for supplemental information that need only be summarized in this section of the prospectus.

b. On page 36 of this section, the registrant states: "If either the No-Lapse Value Provision or the Reset Account Value Provision of this rider is actively preventing the Policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the Policy." It is not clear what is meant by "actively preventing the Policy from lapsing." Please add disclosure clarifying this language and explaining how a policy owner will be informed that this trigger has been reached. Also, clarify in the prospectus the meaning of "that provision" in the above quoted sentence.

    c. Again, clarify similar language concerning "actively preventing the Policy form lapsing" in the last sentence of page 38.

7. **Termination** (p. 46)

Please disclose the potential adverse tax consequences of termination with an outstanding loan balance.

8. **Part C Other Information** (p. 46)

    a. Please identify individual exhibits with letters that correspond to those listed in the instructions to item 26 of Form N-6.

    b. Please confirm to the staff that no custodian agreements, as described in item 26 of Forma N-6, will be filed as part of this registration statement.

9. **Signatures**

As this registration statement is filed under the Investment Company Act of 1940 ("Investment Company Act") as well as the Securities Act of 1933 ("Securities Act"), please include a reference to the Investment Company Act on the signature page as required by Form N-6.

10. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

11. **Power of Attorney**

Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act.

12. **Tandy Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Alberto H. Zapata
Senior Counsel
Insured Investments Office